Exhibit 1

           COMMTOUCH REPORTS FOURTH QUARTER AND YEAR-END 2003 RESULTS

MOUNTAIN VIEW, Calif.--(BUSINESS  WIRE)--February 20, 2004 -- Commtouch (Nasdaq:
CTCH - News), a global developer and provider of proprietary anti-spam solutions, today announced its fourth quarter and year-end results for 2003.

Commtouch saw an increase in new contracts during the fourth quarter of 2003 - only the second full quarter of sales activity since the release of Commtouch's proprietary, patent pending anti-spam solution. New contracts during the quarter totaled approximately $500 thousand, up from approximately $150 thousand during the third quarter of 2003.

As previously announced, revenues associated with the sale of the Commtouch solution are recognized ratably over the period in which the service is provided, which is usually one to two years. Payment of fees to Commtouch is generally due in full 30-60 days following the sale.

Revenues for the quarter were $69 thousand compared to $84 thousand for the prior quarter and $637 thousand in the comparable quarter last year. Total loss for the quarter was $2,890 thousand compared to $1,763 thousand in the prior quarter and $2,230 thousand in the comparable quarter last year. Also during the quarter, the company had a non-cash charge of approximately $1,843 thousand for interest and other expenses relating to the issuance of convertible loans and warrants.

Revenues for the year ended December 31, 2003 were $329 thousand compared to $3,438 thousand in 2002. Revenues from Commtouch's previous email service business decreased over the course of 2003 as relevant contracts expired. Total loss for the year ended December 31, 2003 was $6,834 thousand compared to $4,911 thousand in 2002. During the fourth quarter, the company had a non-cash charge of approximately $1,843 thousand for interest and other expenses relating to the issuance of convertible loans and warrants. Headcount as of December 31, 2003 was at 40, up from 25 at the end of 2002.

Cash at December 31, 2003 was approximately $4,125 thousand compared to $1,388 thousand as of December 31, 2002 (with an additional amount of $1,457 thousand received in January 2004 bringing the total to approximately $5,500 thousand). During the twelve months ended December 31, 2003, Commtouch received $1,250 thousand under the January 2003 convertible loan agreement (that was subsequently converted into shares), $3,040 thousand from the two private placements announced on July 16 and August 4, 2003, $3,000 thousand from the November 2003 convertible loan (some of which was received in January 2004), and approximately $1,000 thousand from the exercise of warrants related to the January 2003 convertible loan agreement (most of which was received in January
2004).

About Commtouch

Commtouch Software Ltd. is a global developer and provider of proprietary anti-spam solutions. Its mission is to protect and preserve the integrity of the world's most important communications tool-- email. The company's core technologies reflect its 13 years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch's patent-pending technologies are employed in solutions that are sold

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

through channels and resellers and also sold directly to enterprises. In addition, Commtouch anti-spam technologies are incorporated in software applications of security and messaging OEMs. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (NASDAQ: CTCH). To learn more about Commtouch visit www.commtouch.com.

Note: Commtouch(R) is a registered trademark of Commtouch Software Ltd. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

--------------------------------------------------------------------------------
Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2290


                                     ######

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

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                             December   December
                                                             31, 2003   31, 2002
                                                             --------   --------
Assets
Current Assets:
 Cash and cash equivalents ..............................     $4,125     $1,388
 Trade receivables, net .................................         92         64
 Prepaid expenses .......................................        156        139
 Receivables on account of shares .......................        955       --
 Other accounts receivable ..............................        132         92
                                                              ------     ------
 Total current assets ...................................      5,460      1,683
                                                              ------     ------
Long-term lease deposits ................................          5          5
Equity investment in Imatrix ............................        339          3
Deferred charges ........................................        236       --
Severance pay fund ......................................        391        264
Property and equipment, net .............................        452      1,029
                                                              ------     ------
                                                              $6,883     $2,984
                                                              ------     ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable .......................................        479        338
 Employees and payroll accruals .........................        418        424
 Accrued expenses and other liabilities .................        598        372
                                                              ------     ------
 Total current liabilities ..............................      1,495      1,134
                                                              ------     ------

 Other liabilities ......................................       --          135*
 Convertible loan .......................................      2,134       --
 Shares to be registered upon exercise of warrants ......        372       --
 Accrued severance pay ..................................        425        278
                                                              ------     ------
                                                               2,931        413
                                                              ------     ------

 Shareholders' equity ...................................      2,457      1,437
                                                              ------     ------
                                                              $6,883     $2,984
                                                              ======     ======

* Reclassified

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

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)

                                                            Three Months ended           Twelve Months ended
                                                           Dec. 31       Dec. 31        Dec. 31        Dec. 31
                                                            2003           2002           2003           2002
                                                          --------       --------       --------       --------

 Revenues................................................ $     69       $    637       $    329       $  3,438

 Cost of revenues .......................................      134            183            581          1,675
                                                          --------       --------       --------       --------
Gross profit (loss) .....................................      (65)           454           (252)         1,763
                                                          --------       --------       --------       --------
Operating expenses:
 Research and development, net ..........................      381            522          1,476          2,246
 Sales and marketing ....................................      738            190          1,875          1,176
 General and administrative .............................      291          1,022          1,626          2,588
Repayment of notes receivables ..........................     (318)          --             (318)          --
 Amortization of stock-based employee deferred
compensation ............................................       58            137            247            551
Write-off of property and equipment .....................     --              750           --              750
                                                          --------       --------       --------       --------
 Total operating expenses ...............................    1,150          2,621          4,906          7,311
                                                          --------       --------       --------       --------
Operating loss ..........................................   (1,215)        (2,167)        (5,158)        (5,548)
 Interest and other expense, net ........................   (1,684)           (36)        (1,967)           (60)
 Equity Income (Loss) ...................................        9            (27)           291            (56)
 Minority interest ......................................     --             --             --               74
                                                          --------       --------       --------       --------
 Loss from continuing operations ........................   (2,890)        (2,230)        (6,834)        (5,590)
                                                          --------       --------       --------       --------
 Gain on disposal of Wingra .............................     --             --             --            1,014
 Discontinued operations - Wingra .......................     --             --             --             (335)
                                                          --------       --------       --------       --------
Gain from sale of discontinued operations ...............     --             --             --              679
                                                          --------       --------       --------       --------
Net loss................................................. $ (2,890)      $ (2,230)      $ (6,834)      $ (4,911)
                                                          ========       ========       ========       ========

Basic and diluted net loss per share
  Loss from continuing operations........................ $  (0.10)      $  (0.10)      $  (0.28)      $  (0.27)
  Gain from sale of discontinued operations .............     --             --             --             0.03
                                                          --------       --------       --------       --------
  Net loss............................................... $  (0.10)      $  (0.10)      $  (0.28)      $  (0.24)
                                                          ========       ========       ========       ========

Weighted average number of shares used in computing
 basic and diluted net loss per share ...................   28,754         22,226         24,573         20,854
                                                          ========       ========       ========       ========

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